SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-85834

A. (Full title of the Plan)

The Children’s Place 401(k) Savings Plan

Plan Number:  001

The Children’s Place Retail Stores, Inc.

B. (Name of issuer of the securities held pursuant to the Plan)

The Children’s Place Retail Stores, Inc.

500 Plaza Drive

Secaucus, NJ 07094

(Address of principal executive office)

THE CHILDREN’S PLACE 401(K) SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3

Notes to Financial Statements	4-11

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2010	12

SIGNATURES	13

EXHIBITS

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	1

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Trustees and Administrator of

The Children’s Place 401(k) Savings Plan

Secaucus, NJ

We have audited the accompanying statements of net assets available for benefits of The Children’s Place 401(k) Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BDO USA, LLP

New York, NY

June 30, 2011

THE CHILDREN’S PLACE 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Investment income receivable	$8,914	$7,638
Contributions receivable	178,211	—
Notes receivable from participants	1,300,451	1,143,316
Participant-directed investments, at fair value	47,344,620	40,980,107
Net assets available for benefits at fair value	48,832,196	42,131,061
Adjustment from fair value to contract value for fully benefit-responsive investments	(296,728)	171,359
NET ASSETS AVAILABLE FOR BENEFITS	$48,535,468	$42,302,420

THE CHILDREN’S PLACE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

2010
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS:
Contributions:
Participant Contributions	$4,310,904
Employer Contributions	1,892,744
Rollovers	474,933
Total Contributions	6,678,581

Investment income
Net appreciation in fair value of investments	4,676,297
Dividends	454,472
Interest	53,770
Net investment income	5,184,539

Benefits paid to participants	(5,611,283)
Adminstrative expenses	(18,789)
(5,630,072)

INCREASE IN NET ASSETS	6,233,048

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	42,302,420

End of year	$48,535,468

See accompanying notes to financial statements

THE CHILDREN’S PLACE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                      DESCRIPTION OF THE PLAN

The following description of The Children’s Place 401(k) Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of The Children’s Place Retail Stores, Inc. (the “Company” or “Sponsor”) and its subsidiaries organized in the United States who have at least three months of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan’s record keeper is Schwab Retirement Plan Services and its trustee is the Charles Schwab Trust Corporation.

Contributions—Each year, participants may contribute up to 60% of their pretax annual compensation, as defined in the Plan, subject to certain limitations of the Internal Revenue Code (“IRC”).  The Company contributes 100% of the first 3% of covered compensation plus 50% of the next 2% of covered compensation that a non-highly compensated participant contributes to the Plan, and up to 50% of the first 5% of covered compensation that a highly compensated participant contributes to the Plan.  Participants must complete one year of service in order to be eligible for matching contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with withdrawals and an allocation of Plan expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan.  Company contributions are invested pursuant to participant elections.  The Plan currently offers 11 common/collective funds and 13 mutual funds as investment options for participants.  On June 1, 2009, The Children’s Place Retail Stores, Inc. common stock ceased being an investment option for participants and during 2010 all remaining balances were transferred to other investment options.

Vesting— Participants are vested immediately in their contributions plus actual earnings thereon.  Non-highly compensated participants are also 100% vested in the Company’s contribution.  For the year ended December 31, 2010, vesting in the Company’s contribution portion of highly compensated participants’ accounts was based on years of continuous service, as follows:

Years of Service	Vested Percentage
1	0%
2	25%
3	50%
4	75%
5	100%

Notes Receivable from Participants—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at an annual rate which is fixed at prime plus 1% at the time of the loan.  Principal and interest is paid ratably through payroll deductions.  The loan repayment period is one to five years for a general purpose loan and one to ten years for a loan used to purchase or build a principal residence.  The interest rates for the loans outstanding as of December 31, 2010 ranged from 4.25% to 9.25%.

Payment of Benefits— On termination of service due to death, disability, or retirement, a participant or participant’s beneficiary upon death may elect to receive either a lump-sum amount equal to the value of the participant’s vested balance in his or her account, or annual installments over a ten-year period.  For termination of service for other reasons, a participant may receive the value of the vested balance in his or her account as a lump-sum distribution only.

Forfeited Accounts—At December 31, 2010 and 2009, forfeited nonvested accounts totaled $64,712 and $38,376, respectively.  These accounts are used to reduce future employer contributions.  During the year ended December 31, 2010, employer contributions were reduced by $38,859 from forfeited nonvested accounts.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting.

Recently Adopted Accounting Standards—Effective January 1, 2010, the Plan adopted the updated guidance of the Financial Accounting Standards Board’s Accounting Standards Codification (the “FASB ASC”) that requires participant loans to be classified as “notes receivable from participants”, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  For the year ended December 31, 2009, participant loans of $1,143,316 were reclassified from participant-directed investments to notes receivable from participants.

In May 2011, the FASB issued an accounting standard update, “Fair Value Measurement”, which amends the “Fair Value Measurements and Disclosure” topic of the FASB ASC.  This update provides amendments to achieve common fair value measurement and disclosure requirements in United States generally accepted accounting principles (“U.S. GAAP”) and International Financial Reporting Standards.  This standard will be effective for interim and annual periods beginning after December 15, 2011.  The Company does not expect this adoption to have a material impact on the Plan’s financial statements or related disclosures.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value, which are primarily determined by using quoted market prices.  The Fidelity Managed Income Portfolio Fund (the “Fidelity Fund”) and the Charles Schwab Stable Value Fund (the “Schwab Fund”) are included at fair value with an adjustment to contract value.  At December 31, 2010 and 2009, the contract value of the Plan’s investment in the Schwab Fund was $11,501,082 and $1,314,198, respectively.  On January 4, 2010, all investments in the Fidelity Fund were transferred to the Schwab Fund (see Note 4).  At December 31, 2009, the contract value of the Plan’s investment in the Fidelity Fund was $9,883,314.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Common collective trusts are valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.  Notes receivable from participants are valued at their principal balance plus unpaid accrued interest.  Purchases and sales of the investments within the Plan are reflected on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

As described in the “Plan Accounting — Defined Contribution Pension Plans” topic of the FASB ASC, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required, the Statement of Net Assets Available for Benefits reflects the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—As provided in the Plan document, administrative expenses consisting of investment advisory services and account maintenance fees are paid by the Sponsor with the exception of loan maintenance fees and account maintenance fees for those participants no longer employed by the Sponsor, which are deducted from the terminated participants’ accounts.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.  As of December 31, 2010 and 2009, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid.

3.                      RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds and common stock of the Company.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

4.                      FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

Effective June 1, 2009, The Plan began offering as an investment option, the Schwab Fund, which is a collective trust fund sponsored by Charles Schwab Trust Company.  The Fund has an investment objective that seeks to maintain principal stability, protect against swings in market value, provide stable and consistent returns, and provide liquidity for withdrawals.  To achieve this investment objective, the Schwab Fund invests in guaranteed investment contracts (“GICs”) issued by high quality insurance companies and fixed income securities, which are referred to as wrapped fixed income investment contracts (“Wrap Contracts”).  The Wrap Contracts include corporate bonds, mortgage-backed securities, asset-backed securities and U.S. government securities and have a limited guarantee provided by a third party in exchange for a fee.  The Wrap Contracts are issued by high quality financial institutions and provide contract value payment by the issuer.  The Wrap Contract portion of the portfolio carries a credited rate of interest that is periodically adjusted, but is designed to smooth the blended return on the fixed income portion of the portfolio.

Prior to June 1, 2009, the Plan offered an investment option, the Fidelity Fund, which is a common collective trust that provides similar investment objectives as the Schwab Fund.  Beginning on June 1, 2009, the Fidelity Fund was no longer an available investment option.  Existing balances remained in the Fidelity Fund until the GIC contracts expired on January 4, 2010, at which time they were transferred into the Schwab Fund.  During the time that participant balances remained in the Fidelity Fund, there were no restrictions on their ability to withdraw or transfer their funds.

The Schwab Fund and the Fidelity Fund (collectively the “Funds”) are included in the financial statements of net assets available for benefits, initially at fair value and then adjusted to contract value as reported to the Plan by the investment managers.  Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.  As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

GICs generally do not permit issuers to terminate the contract prior to the scheduled maturity date.  Wrap Contracts allow the issuer to terminate upon notice at any time for market value.  Certain events limit the ability of the Plan to transact at contract value with the issuers.  Such events include the following: (i) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC; (ii) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (iii) any substantive modification of the Plan or the administrator of the Plan that is not consented to by the wrap issuer; (iv) complete or partial termination of the Plan; (v) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on a portfolio’s cash flow; (vi) merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; (vii) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in a portfolio or to transfer assets out of a portfolio; (viii) exclusion of a group of previously eligible employees from eligibility in the Plan; (ix) any early retirement program, group termination, group layoff, facility closing, or similar program; or (x) any transfer of assets from a portfolio directly to a competing option.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

For the Plan years ended December 31, 2010 and 2009, the Funds earned an average yield of approximately 2.26% and 1.20%, respectively, and the average yield credited to participants was approximately 2.73% and 1.15%, respectively.

5.                      INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009
ASSETS:
*+Schwab Stable Value Fund at contract value (610,847 and 71,328 shares, respectively)	$11,501,082	$1,314,198

Thornburg Intl Value R5 (140,980 shares)	4,032,024	—

Allianz NFJ Div Value Admin (341,182 and 349,818 shares, respectively)	3,913,353	3,662,594

Growth Fund America R4 (86,696 and 91,358 shares, respectively)	2,617,356	2,476,708

Munder Midcap Core Growth A (130,019 and 132,327 shares, respectively)	3,626,242	2,948,239

Pimco Total Return D (263,362 and 242,081 shares, respectively)	2,857,479	2,622,116

*++Fidelity Managed Income Portfolio Fund at contract value (9,883,314 shares)	—	9,883,314

*Fidelity Diversified International Fund (140,416 shares)	—	3,931,654

*     Party-in-interest

+     Fair value of the Plan’s investment in the Schwab Stable Value Fund was $11,797,810 and $1,323,266 as of December 31, 2010 and December 31, 2009, respectively.

++   Fair value of the Plan’s investment in the Fidelity Managed Income Portfolio Fund was $9,702,887 as of December 31, 2009.

Fair Value Measurements

The “Fair Value Measurements and Disclosure” topic of the FASB ASC provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

This topic defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-level hierarchy, which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the hierarchy are defined as follows:

•                  Level 1 - inputs to the valuation techniques that are quoted prices in active markets for identical assets or liabilities

•                  Level 2 - inputs to the valuation techniques that are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly

•                  Level 3 - inputs to the valuation techniques that are unobservable for the assets or liabilities

The following tables summarize investment assets measured at fair value:

	Fair Value Measurements At December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Mutual Funds:
Domestic Equity	$17,887,730	$—	$—	$17,887,730
Bond	3,195,967	—	—	3,195,967
International/World Equity	4,377,277	—	—	4,377,277
Total Mutual Funds	25,460,974	—	—	25,460,974
Common/Collective Funds	—	21,892,560	—	21,892,560
Total	$25,460,974	$21,892,560	$—	$47,353,534

	Fair Value Measurements At December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Mutual Funds:
Domestic Equity	$14,977,136	—	—	$14,977,136
Bond	2,614,478	—	—	2,614,478
International/World Equity	3,931,654	—	—	3,931,654
Total Mutual Funds	21,523,268	—	—	21,523,268
Money Market Fund	235	—	—	235
Common/Collective Funds	—	18,895,652	—	18,895,652
The Children’s Place Common Stock	568,590	—	—	568,590
Total	$22,092,093	$18,895,652	$—	$40,987,745

During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2010	2009
Mutual Funds	$2,917,699	4,980,869
Common/Collective Funds	1,476,734	700,422
The Children’s Place Common Stock	281,864	211,208
Net appreciation in fair value of investments	$4,676,297	$5,892,499

6.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Charles Schwab Trust Corporation, the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2009, the Plan held 17,230 shares of common stock of The Children’s Place Retail Stores, Inc., the sponsoring employer, with a cost basis of approximately $484,000.  During 2010, all investments in such common stock were transferred into other investment options.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.  These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the IRC and the rules and prohibited transactions of ERISA.

Participant loans also qualify as exempt party-in-interest transactions.

7.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.                      FEDERAL INCOME TAX STATUS

On June 1, 2009, the Plan adopted a prototype standardized profit sharing plan of the Charles Schwab Trust Corporation (the “Schwab Prototype”).  On May 23, 2008, the IRS issued a determination letter stating that the Schwab Prototype was acceptable under Section 401(a) of the IRC for use by employers for the benefit of their employees.  The Plan has not applied for a determination letter from the IRS in its own name.  The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, therefore, no provision for income tax has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and to recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is tax exempt; therefore, no audits for any tax periods are in progress and there is no related interest or penalties related to uncertain tax positions.

9.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2010 and 2009:

		2010	2009
Net assets available per the financial statements		$48,535,468	$42,302,420
Less:	Adjustment from fair value to contract value for fully benefit-responsive investment contracts	296,728	(171,359)
Net assets available for benefits per Form 5500		$48,832,196	$42,131,061

* * * * * *

SUPPLEMENTAL SCHEDULE

The Children’s Place 401 (k) Savings Plan
Form 5500, Schedule H, Part IV, Line 4i -	EIN: 31-1241495
Schedule of Assets (Held at End of Year)	Plan No. 001
As of December 31, 2010

		Description of Investment, Including
	Identity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest,
	or Similary Party	Collateral, Par of Maturity Date	Cost	Current Value
*	Notes Receivable from Participants	Loan Fund - Participant Loans; interest rates ranging from 4.25% to 9.25%, maturity dates from 2011 to 2019	**	$1,300,451	***
*	Schwab Stable Value Fd Adv	Common/Collective Fund	**	11,797,810	****
*	Schwab Managed Retirement 2010	Common/Collective Fund	**	337,472
*	Schwab Managed Retirement 2015	Common/Collective Fund	**	857,986
*	Schwab Managed Retirement 2020	Common/Collective Fund	**	1,503,557
*	Schwab Managed Retirement 2025	Common/Collective Fund	**	1,234,254
*	Schwab Managed Retirement 2030	Common/Collective Fund	**	1,901,812
*	Schwab Managed Retirement 2035	Common/Collective Fund	**	1,495,711
*	Schwab Managed Retirement 2040	Common/Collective Fund	**	1,567,644
*	Schwab Managed Retirement 2045	Common/Collective Fund	**	383,320
*	Schwab Managed Retirement 2050	Common/Collective Fund	**	349,270
*	Schwab Managed Retirement Inc.	Common/Collective Fund	**	463,724
	Allianz NFJ Div Value Admin	Mutual Fund	**	3,913,353
	Columbia Mid Cap Value Z	Mutual Fund	**	1,546,714
	Growth Fund of America R4	Mutual Fund	**	2,617,356
	Munder Midcap Core Growth A	Mutual Fund	**	3,626,242
	Northern Small Cap Value	Mutual Fund	**	1,261,032
	Pimco Total Return D	Mutual Fund	**	2,857,479
*	Schwab S&P 500 Index Fund	Mutual Fund	**	2,008,966
	Selected American Fund	Mutual Fund	**	1,225,162
	T Rowe Price US BD Index	Mutual Fund	**	136,978
	Thornburg Intl Value R5	Mutual Fund	**	4,032,024
	Vanguard Inflation Protect SEC	Mutual Fund	**	338,488
	Vanguard Total Intl Stock Index	Mutual Fund	**	345,253
	Wells Fargo Advantage Smcp Gr	Mutual Fund	**	1,543,013
	Total Assets			$48,645,071

*       Party in interest.

**     Cost information is not required for participant directed investments, and is therefore not included.

***   Includes $4,650 of employee loan accrued interest.

**** Reported at fair value.  Contract value for the Plan’s investment in the Schwab Stable Value Fd Adv is $11,501,082 .

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned, hereunto duly authorized.

The Children’s Place 401(k) Savings Plan

By:	/S/ BERNARD L. MCCRACKEN	Date: June 30, 2011
BERNARD L. MCCRACKEN
Interim Principal Accounting Officer and Vice President,
Corporate Controller

By:	/S/ JOHN E. TAYLOR	Date: June 30, 2011
JOHN E. TAYLOR
Interim Principal Financial Officer and Vice President,
Finance